n.a.
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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2011

Washington, DC
110

SEC FILE NUMBER
8- 53374



11016298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Beard Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___108 W. Western Reserve Road___
(No. and Street)

___Youngstown___　　　　　　　　___Ohio___　　　　　　___44514___
(City)　　　　　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Beard　　　　　　　　　　　　　　　　　　　(330) 758-0575
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Williams, CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

___5815 Market Street, Suite 5___　　___Youngstown___　　　　___Ohio___　　　___44512___
(Address)　　　　　　　　　　　　　　(City)　　　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)　　**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/3

OATH OR AFFIRMATION

I, _____Bruce J. Beard_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Beard Financial Services, Inc._____ , as of _____December 31_____, 20__10__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
_____
Title

_____
Notary Public

SUSAN STANLEY,
Notary Public · State of Ohio
My Commission Expires December 01, 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOMER WILLIAMS, JR. AND PAUL A. WILLIAMS, CPA'S, INC.
5815 MARKET ST., SUITE 5
YOUNGSTOWN, OHIO 44512

(330) 965-9844
FAX (330) 965-9853

GOMER WILLIAMS, JR., CPA   (1917-1992)
PAUL A. WILLIAMS, CPA

The Board of Directors
Beard Financial Services, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Beard Financial Services, Inc. as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beard Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year the ended in conformity with accounting principles generally accepted in the Unites States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul A. Williams, CPA
Williams & Williams, CPA's, Inc.
February 22, 2011
Youngstown, Ohio

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$ 4,985
Commissions receivable	42,372
Marketable security owned: At market value	85,811
Deposit	520
	$ 133,688

LIABILITIES

Accounts payable	$ 6,420
Accrued commissions	24,927
	31,347

SHAREHOLDER'S EQUITY

Common stock	100
Additional paid-in capital	75,329
Retained earnings	26,912
	102,341
	$ 133,688

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2010

REVENUES
Commission income	$ 1,406,642
Interest earned	2,545
	1,409,187

EXPENSES
Commissions and related expenses	1,346,508
Regulatory fees	13,318
Professional fees	5,500
Office space and personnel	47,493
Miscellaneous	4,340
	1,417,159

NET LOSS ($ 7,972)

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – January 1, 2010	$ 100	$ 75,329	$ 34,884	$ 110,313
NET LOSS			(7,972)	(7,972)
BALANCE- December 31, 2010	$ 100	$ 75,329	$ 26,912	$ 102,341

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2010

CASH FLOWS USED IN OPERATING ACTIVITIES;	
Net loss	($ 7,972)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Commissions receivable	25,525
Marketable securities owned	(2,545)
Accounts payable	524
Commissions payable	(15,037)
NET CASH PROVIDED BY OPERATING ACTIVITIES	495
CASH FLOWS USED BY INVESTMENT ACTIVITY	
Increase in deposits	(383)
NET INCREASE IN CASH	112
CASH - BEGINNING OF YEAR	4,873
CASH – END OF YEAR	$ 4,985

The accompanying notes are an integral part of these financial statements.

BEARD FINANCIAL SERVICES, INC.

Notes to the Financial Statements

1. ORGANIZATION

   Beard Financial Services, Inc. (the Company) is a fully-disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio, Arizona, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New Jersey, New Mexico, New York, North Carolina, Pennsylvania, and South Carolina and is a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

   The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

   Cash

   At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

   Commissions

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Receivables and Credit Policies

   Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

   Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

BEARD FINANCIAL SERVICES, INC.

Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2010, all commissions were considered collectible and no allowance was necessary. There were no accounts receivable balances greater than 90 days at December 31, 2010.

Marketable Securities Owned

Marketable securities owned consist of trading securities as defined by Statement of Financial Accounting Standard (SFAS) No. 115. In accordance with SFAS 115, these securities are reported at market value with unrealized gains and losses reported in operations in the year in which they occur.

At December 31, 2010, marketable securities owned consists of a 1.1% certificate of deposit with a maturity date of August 18, 2012. Interest earned during 2010 totaled $2,545.

Income Taxes

Beard Financial Services, Inc. has elected to be treated as an S Corporation as defined in the Internal Revenue Code. As a result, no provision for federal or state income taxes has been provided. The Company is not liable for any local income taxes, as it is not sitused in a municipality with a local income tax.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

9

3. RELATED PARTY TRANSCATION

Personnel services and office space are provided by Beard Pension Services, Inc. Both companies share common ownership. During 2010, the Company incurred $47,358 for its portion of those expenses, based upon an expense sharing agreement. At December 31, 2010, $4,560 is due to Beard Pension Services, Inc. and is included in accounts payable.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $83,381, which was $33,381 in excess of its required net capital of $50,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was .38 to 1.

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. COMMON STOCK

The Company has authorized 850 shares of common stock without par value; 100 shares are issued and outstanding at a state value of $1 per share.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 31, 2010

BEARD FINANCIAL SERVICES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

NET CAPITAL
  Total shareholder's equity from statement of financial
  condition $ 102,341
  Less: Excess deductible on fidelity bond coverage   4,000
  Less: Non-allowable assets
       Commissions receivable-Unsecured 12b(1) fees   13,975
       Deposits   520

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES   83,846

  Haircuts on securities: Certificate of deposit   465

NET CAPITAL $ 83,381

COMPUTATION OF AGGREGATE INDEBTEDNESS-TOTAL
LIABILITIES FROM STATEMENT OF FINANCIAL
CONDITION $ 31,347

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-
6 2/3% OF AGGREGATE INDEBTEDNESS $ 2,090

MINIMUM REQUIRED NET CAPITAL $ 50,000

NET CAPITAL REQUIREMENT $ 50,000

EXCESS NET CAPITAL $ 33,381

RATIO OF AGGREGATE INDEBTEDNESS TO
NET CAPITAL   0.38 TO 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the
Company's unaudited Form X-17a-5 as of December 31, 2010, filed with the Securities
and Exchange Commission and the amount included in the above calculation is not
required as there are no audit adjustments.

BEARD FINANCIAL SERVICES, INC.

SCHEDULE II AND III – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

<u>BEARD FINANCIAL SERVICES, INC.</u>

SCHEDULE IV

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILATION

To the Board of Directors of Beard Financial Services, Inc.
Youngstown, Ohio

In accordance with Rule 17a-5(e)(4) under the securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule
of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the
Securities Investor Protection Corporation (SIPC) for the Year Ended December 31,
2010, which were agreed to by Beard Financial Services, Inc. and the Securities and
Exchange Commissions, Financial Industry Regulatory Authority, Inc. and SIPC solely
to assist you and the other specified parties in evaluating Beard Financial Services, Inc.'s
compliance with the applicable instructions of the General Assessment Reconciliation
(Form SIPC-7). Beard Financial Services, Inc.'s management is responsible for the
Beard Financial Services, Inc.'s compliance with those requirements. This agreed-upon
procedures engagement was conducted in accordance with attestation standards
established by the American Institute of Certified Public Accountants. The sufficiency of
these procedures is solely the responsibility of those parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures
described below either for the purpose for which this report has been requested or for any
other purpose. The procedures we performed and out findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective
   cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year
   ended December 31, 2010, as applicable, with the amounts reported in Form
   SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting
   schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7
   and in the related schedules and working papers supporting the adjustments,
   noting no differences.

15

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to out attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paul A. Williams, CPA
February 22, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____, 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
053374  FINRA  DEC
BEARD FINANCIAL SERVICES INC      17*17
108 W WESTERN RESERVE RD
YOUNGSTOWN OH 44514-3522
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert L. Smallwood Jr 330.758.05:

2. A. General Assessment (item 2e from page 2) $ _____3,522_____

    B. Less payment made with SIPC-6 filed (exclude interest)   (_____1662_____)

    __7/26/10__
    Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____1,860_____

    E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____—_____

    F. Total assessment balance and interest due (or overpayment carried forward) $ _____1860_____

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ _____1,860_____

    H. Overpayment carried forward $(_____—0—_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BEARD FINANCIAL SERVICES, INC
C/o BRUCE J. BEARD
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __26__ day of __January__, 20 __10__ .

OWNER / PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

1 Q   305,323.70
2 Q   359,416.46
3 Q   356,052.62
4 Q   388,126.35
_____
      1,408,919.13

Amounts for the fiscal period
beginning **JAN 1**, 20**10**
and ending **DEC 31**, 20**10**
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ **1,408,919.13**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2. SIPC Net Operating Revenues $ **1,408,919**

3. General Assessment @ .0025 $ **3,522**

(to page 1, line 2.A.)

2

GOMER WILLIAMS, JR., CPA   (1917-1992)
PAUL A. WILLIAMS, CPA

Board of Directors
Beard Financial Services, Inc.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements and supplemental schedules of Beard Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America. I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BEARD FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

BEARD FINANCIAL SERVICES, INC.

DECEMBER 31, 2010

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